Exhibit 12

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Year Ended December 31, 2017

Net earnings before taxes	$784,496

Fixed Charges:
Interest expense	54,967
Amortization of debt expense	2,068
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	501
Total fixed charges	57,536

Net earnings and fixed charges	$842,032

Ratio of Earnings to Fixed Charges	14.6